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                     May 19, 2023

       Sid Toama
       Chief Executive Officer
       Troika Media Group, Inc.
       25 West 39th Street, 6th Floor
       New York, NY 10018

                                                        Re: Troika Media Group,
Inc.
                                                            Form 10-KT for the
Transition Period Ended December 31, 2022
                                                            File No. 001-40329

       Dear Sid Toama:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology